UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 CNH Global N.V.
                           (Formerly New Holland N.V.)
                                (Name of Issuer)

                  Common Shares, par value Euro 0.45 per share
                         (Title of Class of Securities)

                                   N62648 10 5
                                 (CUSIP Number)


                           John A. Marzulli, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 14, 2002
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. N62648 10 5
--------- ---------------------------------------------------------------------
1         Name of Reporting Persons.
          I.R.S. Identification No. of above person (entities only)

          Fiat Netherlands Holding N.V. (formerly New Holland Holdings N.V.)
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) / /
          (b) / /
--------- ---------------------------------------------------------------------
3         SEC Use Only
--------- ---------------------------------------------------------------------
4         Source of Funds (See Instructions)

          AF
--------- ---------------------------------------------------------------------

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).   / /

--------- ---------------------------------------------------------------------
6         Citizenship or Place of Organization

          Fiat Netherlands Holding N.V. is organized under the laws of the Kingdom of The Netherlands
--------- ---------------------------------------------------------------------
                               |
 NUMBER OF SHARES BENEFICIALLY | 7      Sole Voting Power
                               |
                               |        0
            OWNED BY           | ------ ---------------------------------------
              EACH             | 8      Shared Voting Power
        REPORTING PERSON       |
              WITH             |        559,330,182
                               | ------ ---------------------------------------
                               | 9      Sole Dispositive Power
                               |
                               |        0
                               | ------ ---------------------------------------
                               | 10     Shared Dispositive Power
                               |
                               |         559,330,182
-------------------------------- ------ ---------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          559,330,182
--------- ---------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)    / /

--------- ---------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          85.8%
--------- ---------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

          CO
--------- ---------------------------------------------------------------------

CUSIP No. N62648 10 5
--------- ---------------------------------------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification No. of above persons (entities only)

          Fiat S.p.A.
--------- ---------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) / /

          (b) / /
--------- ---------------------------------------------------------------------
3         SEC Use Only

--------- ---------------------------------------------------------------------

4         Source of Funds (See Instructions)

          OO
--------- ---------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). / /

--------- ---------------------------------------------------------------------
6         Citizenship or Place of Organization

          Fiat S.p.A. is organized under the laws of Italy
-------------------------------- ------ ---------------------------------------
                                | 7      Sole Voting Power
                                |
                                |
 NUMBER OF SHARES BENEFICIALLY  |
                                |
                                |        0
            OWNED BY            | ------ ---------------------------------------
              EACH              | 8      Shared Voting Power
        REPORTING PERSON        |
              WITH              |        559,330,182
                                | ------ ---------------------------------------
                                | 9      Sole Dispositive Power
                                |
                                |        0
                                | ------ ---------------------------------------
                                | 10     Shared Dispositive Power
                                |
                                |        559,330,182
-------------------------------- ------ ---------------------------------------

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          559,330,182

--------- ---------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

--------- ---------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          85.8%
--------- ---------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

          HC, CO
--------- ---------------------------------------------------------------------

     This Amendment No. 3 amends and restates the Statement on Schedule 13D filed by Fiat S.p.A., a corporation organized under the laws of Italy ("Fiat") and Fiat Netherlands Holding N.V. (formerly known as New Holland Holdings N.V.), a corporation organized under the laws of the Kingdom of The Netherlands ("Holdings"), with the Securities and Exchange Commission (the "Commission") on March 25, 1999, as previously amended (the "Schedule 13D"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer

     This Schedule 13D relates to the common shares, par value Euro 0.45 per share (the "Shares"), of CNH Global N.V. (formerly known as New Holland N.V.), a corporation organized under the laws of the Kingdom of The Netherlands (the "Issuer"). The address of the Issuer's principal executive offices is World Trade Center, Tower B, 10th Floor, Schipol Boulevard 217, Amsterdam Airport, The Netherlands.

Item 2.  Identify and Background

     (a)-(c) This statement is being filed by Fiat, a corporation organized under the laws of Italy and Holdings, a corporation organized under the laws of the Kingdom of The Netherlands. The principal business address of Fiat is Via Nizza 250, Turin, 10126, Italy. Fiat and its consolidated subsidiaries (the "Group") are engaged principally in the manufacture and sale of automobiles, agricultural and construction equipment and commercial vehicles (collectively referred to herein as its "automotive sectors"). The Group also manufactures, for use by its automotive sectors and for sale to third parties, other products and services, principally components, metallurgical products and production systems. In addition, the Group is involved in other sectors, including insurance, aviation, publishing and communications and corporate services. The principal business address of Holdings is Prof. Bavincklaan, 5 Amstelveen, Amsterdam, The Netherlands. Holdings, the direct beneficial owner of 559,330,182 Shares, is a wholly owned subsidiary of Fiat, which may be deemed to indirectly beneficially own the Shares held by Holdings. Holdings is principally engaged in the holding of Shares for the Issuer.

     The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of each of Fiat and Holdings, each person controlling each of Fiat and Holdings and each executive officer and director of any corporation or other person in control of each of Fiat and Holdings is set forth in Schedule A and incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

Item 3.  Source and Amount of Funds or other Consideration

     Holdings acquired 3,911,400 Shares for US$38,640,583 between September 30, 1998 and March 19, 1999. All of the funds used by Holdings to acquire the 3,911,400 Shares came from the proceeds from the sale of Shares in the Issuer's initial public offering in 1996 and dividends received on the Shares.

     On November 11, 1999, Holdings and the Issuer entered into a Subscription Agreement (the "Subscription Agreement"), pursuant to which Holdings contributed US$1.4 billion of available cash to the Issuer in the form of an "advance to capital". Holdings obtained such funds from various indirect wholly owned subsidiaries of Fiat who in turn obtained such funds from Fiat. Fiat provided such funds from its normal sources of financing for general corporate purposes. On June 30, 2000, Holdings' "advance to capital" was converted into 127,918,782 Shares.

     On June 11, 2002, Fiat, Sicind S.p.A., a corporation organized under the laws of Italy and a wholly-owned subsidiary of Fiat ("Sicind") and the Issuer entered into an Issue and Subscription Agreement (the "Issue and Subscription Agreement"), whereby, effective as of June 14, 2002, the Issuer issued 325,000,000 Shares to Fiat and Sicind in exchange for the contribution by Fiat and Sicind of US$1,300,000,000 to the Issuer in the form of receivables owed by the Issuer to Fiat and Sicind. On June 14, 2002, Fiat and Sicind contributed the 325,000,000 Shares to Holdings, a wholly owned subsidiary of Fiat, pursuant to a Deed of Issue, Subscription and Contribution among Fiat, Sicind, Holdings and the Issuer, dated as of June 14, 2002 (the "Deed of Issue, Subscription and Contribution"). A copy of the Issue and Subscription Agreement and the Deed of Issue, Subscription and Contribution is filed as an exhibit hereto and incorporated herein by reference.

Item 4.    Purpose of Transaction

     Holding held 100% of the Shares outstanding prior to its sale of 46,500,000 Shares in the Issuer's initial public offering in 1996. After that offering, Holdings owned 102,500,000 Shares or 68.8% of the total Shares outstanding.

     On May 15, 1999, Fiat, the Issuer, Case Corporation, a Delaware corporation ("Case"), and Fiat Acquisition Corporation, a Delaware corporation ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"). A copy of the Merger Agreement is filed as an exhibit hereto and is incorporated herein by reference. Upon satisfaction of the terms and conditions set forth in the Merger, Merger Sub was merged with and into Case (the "Merger"), and, upon consummation of the Merger, Case became a wholly owned subsidiary of the Issuer.

     To provide the Issuer with a portion of the financing required to consummate the Merger, Fiat acquired additional Shares of the Issuer.

     On June 14, 2002, the Issuer completed a public offering of 50,000,000 Shares, the net proceeds of which the Issuer intends (based on its prospectus dated June 11, 2002) to use to repay a portion of its outstanding short-term indebtedness. On June 11, 2002, Fiat, Sicind and the Issuer entered into the Issue and Subscription Agreement, whereby, effective as of June 14, 2002, the Issuer issued 325,000,000 Shares to Fiat and Sicind in exchange for the contribution by Fiat and Sicind of US$1,300,000,000 to the Issuer in the form of receivables owed by the Issuer to Fiat and Sicind. On June 14, 2002, Fiat and Sicind contributed the 325,000,000 Shares to Holdings, a wholly owned subsidiary of Fiat, pursuant to the Deed of Issue, Subscription and Contribution. The purpose of the Issue and Subscription Agreement is to enable the Issuer to retire U.S.$1,300,000,000 principal amount of short-term and long-term indebtedness owned by the Issuer to Fiat and Sicind.

     Fiat intends to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Fiat may consider from time to time various courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, through a public offering, in privately negotiated transactions or otherwise. Such actions may also include changes in the board of directors or management of the Issuer, changes in the capitalization or dividend policy of the Issuer or changes in the articles of association of the Issuer.

     Except as set forth in this Item 4, none of Fiat or Holdings has any present plans or proposals that relate or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D

Item 5.  Interest in Securities of the Issuer

     (a)-(b) At the close of business on June 14, 2002, Holdings directly beneficially owned and Fiat indirectly beneficially owned 559,330,182 Shares. According to publicly available information, 652,100,298 Shares are outstanding. Based on such information the 559,330,182 Shares directly beneficially owned by Holdings and indirectly beneficially owned by Fiat as of the close of business on June 14, 2002 represent approximately 85.8% of the Shares outstanding. Holdings and Fiat share voting and dispositive power over all of the 559,330,182 Shares so owned.

     Except as described herein, neither Fiat nor Holdings, nor to the best knowledge of Fiat or Holdings any of the persons listed in Schedule A, beneficially own any Shares.

     (c) Except as described in the last paragraph of Item 3, neither Fiat nor Holdings, nor to the best knowledge of Fiat or Holdings any of the persons listed in Schedule A, has effected any transaction in the Shares in the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

     On June 11, 2002, Fiat, Sicind and the Issuer entered into the Issue and Subscription Agreement, whereby, effective as of June 14, 2002, the Issuer issued 325,000,000 Shares to Fiat and Sicind in exchange for the contribution by Fiat and Sicind of US$1,300,000,000 to the Issuer in the form of receivables owed by the Issuer to Fiat and Sicind. On June 14, 2002, Fiat and Sicind contributed the 325,000,000 Shares to Holdings, a wholly owned subsidiary of Fiat, pursuant to the Deed of Issue, Subscription and Contribution.

Item 7.  Material to be Filed as Exhibits

     1.1 Joint Filing Agreement among Fiat and Holdings pursuant to Rule 13d-1(k)(1).

     1.2 Power of Attorney granted by Fiat, dated October 8, 2001, authorizing Paolo Vannini and James J. Kennedy or each of them to sign statements on Schedule 13D and any amendments thereto on behalf of Fiat.

     99.1 Agreement and Plan of Merger, dated as of May 15, 1999, by and among Fiat S.p.A., New Holland N.V., Case Corporation and Fiat Acquisition Corporation.*

     99.2 Press Release of the Issuer dated May 17, 1999.*

     99.3 Subscription Agreement, dated as of November 11, 1999, by and between New Holland Holdings N.V. and New Holland N.V.**

     99.4 Issue and Subscription Agreement among Fiat, Sicind and the Issuer, dated as of June 11, 2002.

     99.5 Deed of Issue, Subscription and Contribution among Fiat, Sicind, Holdings and the Issuer, dated as of June 14, 2002.

    --------------------------

     * Filed previously as exhibits to Amendment No. 1 to the Schedule 13D, dated as of May 18, 1999.

     * Filed previously as exhibit to Amendment No. 2 to the Schedule 13D, dated as of May 8, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 17, 2002

                                    FIAT NETHERLANDS HOLDING N.V.



                                    By: /s/ Damien Clermont
                                       -----------------------------------
                                        Name: Damien Clermont
                                        Title: Chairman of the Board

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2002

                                   FIAT S.p.A.



                                   By: /s/ James J. Kennedy
                                      -----------------------------------
                                       Name: James J. Kennedy
                                       Title: Power of Attorney

                                INDEX TO EXHIBITS

Exhibit Number                                                      Exhibit
--------------                                                      -------

     1.1 Joint Filing Agreement among Fiat, Holdings and Sicind pursuant to Rule 13d-1(k)(1).

     1.2 Power of Attorney granted by Fiat, dated October 8, 2001, authorizing Paolo Vannini and James J. Kennedy or each of them to sign statements on Schedule 13D and any amendments thereto on behalf of Fiat.

     99.1 Agreement and Plan of Merger, dated as of May 15, 1999, by and among Fiat S.p.A., New Holland N.V., Case Corporation and Fiat Acquisition Corporation.*

     99.2 Press Release of the Issuer dated May 17, 1999.*

     99.3 Subscription Agreement, dated as of November 11, 1999, by and between New Holland Holdings N.V. and New Holland N.V.**

     99.4 Issue and Subscription Agreement among Fiat, Sicind and the Issuer, dated as of June 11, 2002.

     99.5 Deed of Issue, Subscription and Contribution among Fiat, Sicind, Holdings and the Issuer, dated as of June 14, 2002.


     --------------------------

     * Filed previously as exhibits to Amendment No. 1 to the Schedule 13D, dated as of May 18, 1999.

     * Filed previously as exhibit to Amendment No. 2 to the Schedule 13D, dated as of May 8, 2000.

                                   SCHEDULE A

Fiat Netherlands Holding N.V.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Holdings. Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is Fiat S.p.A., Via Nizza 250, Turin, 10126, Italy.

  Name, Citizenship and Business Address      Principal Employment and Employer
  --------------------------------------      ---------------------------------
Damien Clermont                               Chairman of the Board of Holdings;
Citizen of France                              Chief Financial Officer of Fiat

Giulio Merlani                                Vice Chairman of the Board of
Riva Paradiso, 14                             Holdings; Managing Director of
CH-6902 Paradiso                              IHF-Internazionale Holding Fiat
Switzerland                                    S.A.
Citizen of Switzerland

Domenico Bordone                              Director of Holdings; President
Magneti Marelli Holding S.p.A.                and Chief Executive Officer of
Viale Aldo Borletti 61/63                     Magnetti Marelli Holding S.p.A.
20011 Corbetta, Milan
Italy

Mauro Busi                                    Director of Holdings; Chief
                                              Accounting Officer of Fiat

Bart. Th. Derogee                             Director of Holdings; Attorney
Nauta Dutilh
Weena 750
3014 DA Rotterdam
The Netherlands
Citizen of The Netherlands

Florio M. Giamboni                            Director of Holdings; Deputy
Riva Paradiso, 14                             Manager of IHF-Internazionale
CH-6902 Paradiso                              Holding Fiat S.A.
Switzerland
Citizen of Switzerland

Regeb Misellati                               Director of Holdings;
Citizen of Libya                              Financial Consultant

Ernesto Rodoni                                Director of Holdings; Manager of
Riva Paradiso, 14                             IHF-Internazionale Holding Fiat
CH-6902 Paradiso                              S.A.
Switzerland
Citizen of Switzerland

Vittorio Vallano                              Director of Holdings; Vice
                                              President Business Development and
                                              Corporate Strategy of Fiat

Fiat S.p.A.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Fiat. Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is Fiat S.p.A., Via Nizza 250, Turin, 10126, Italy.

Name, Citizenship and Business Address    Principal Employment and Employer
--------------------------------------    ---------------------------------
Paolo Fresco                              Chairman of the Board and Director of
                                          Fiat; Chief Executive Officer of Fiat

Angelo Benessia                           Director of Fiat; Attorney
Studio Benessia, Maccagno
Corso G. Ferraris, 71
10128 Turin
Italy

Pierluigi Bernasconi                      Director of Fiat; Director of Tax and
IFI/IFIL Group                            Company Affairs IFI/IFIL Group
Corso Matteotti, 26
10126 Turin
Italy

Flavio Cotti                              Director of Fiat; Consultant - Former
Via alla Selva, 21                        President of the Swiss Confederation
6645 Brione sopra Minusio
Ticino (CH)
Citizen of Switzerland

John Philip Elkann                        Director of Fiat; Industrialist

Gabriele Galateri di Genola e Suniglia    Director of Fiat; Managing Director
I.F.I. S.p.A.                             and  General Manager of IFI S.p.A.;
Corso Matteotti, 26                       Managing Director of IFIL S.p.A.
10123 Turin
Italy

Franzo Grande Stevens                     Director of Fiat; Attorney
Via del Carmine, 2
10122 Turin
Italy

Herman-Joseph Lamberti                    Director of Fiat; Member of the Board
Deutsche Bank AG                          of Deutsche Bank AG
Taunusanlage 12
D-60235 Frankfurt am Main
Germany
Citizen of Germany

Virgilio Marrone                          Director of Fiat; Joint General
I.F.I. S.p.A.                             Manager of I.F.I. S.p.A.
Corso Matteotti, 26
10123 Turin
Italy

Felix G. Rohatyn                          Director of Fiat; Consultant - Former
Rohatyn Associates, LLC                   U.S.A. Ambassador
30 Rockefeller Plaza
Suite 5000
New York, NY 10020
United States of America
Citizen of the United States of America

John F. Welch                             Director of Fiat; Consultant - Former
Jack Welch, LLC                           Chairman of General Electric
2, Corporate Drive                        Corporation
Shelton, CT 06484
United States of America
Citizen of the United States of America

Maurizio Beretta                          Corporate Senior Vice President
                                          External Relations and Communications
                                          of Fiat

Damien Clermont                           Chief Financial Officer of Fiat
Citizen of France

Pier Luigi Fattori                        Corporate Senior Vice President
                                          Human Resources of Fiat

Umberto Quadrino                          Executive Vice President of Fiat